ESGEN Acquisition Corporation

5956 Sherry Lane, Suite 1400

Dallas, Texas 75225

November 3, 2023

VIA EDGAR

Attention:	Kevin Stertzel
Martin James
Patrick Fullem
Geoffrey Kruczek

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re:	ESGEN Acquisition Corp.
Registration Statement on Form S-4
Filed September 18, 2023
File No. 333-274551

Ladies and Gentlemen:

This letter sets forth the responses of ESGEN Acquisition Corporation, a blank check company incorporated as a Cayman Islands exempted company with limited liability (the “Company”), to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated October 13, 2023, with respect to the Company’s Registration Statement on Form S-4, initially filed with the Commission on September 18, 2023 (the “Registration Statement”).

We have revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, filed with the Commission a revised Registration Statement (“Amendment No. 1”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 1. For your convenience, each of the Staff’s comments is reprinted in bold, italicized text below, followed by the Company’s responses thereto.

Registration Statement on Form S-4

General

1.

Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 18, 19, 103 and 108 of Amendment No. 1.

2.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 324 of Amendment No. 1.

3.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 28, 48, 118, 198, 268 and 278 of Amendment No. 1.

4.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 20 and 21 of Amendment No. 1.

5.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 103 of Amendment No. 1.

6.

We note that you have potential arrangements to sell additional securities to raise funds to support the business combination. Revise the disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non-redeeming shareholders.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 131 and 132 of Amendment No. 1.

7.

We understand that Barclays Capital Inc. (“Barclays”) and Citibank Global Markets Inc. (“Citi”), the lead underwriters in your SPAC IPO, intend to waive the deferred underwriting commissions that would otherwise be due to them upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC’s current relationship with Barclays and Citi.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 15, 16, 52, 53 and 152 of Amendment No. 1.

8.

Please describe what relationship existed between Barclays and Citi and the SPAC after the close of the IPO, including any financial or merger-related advisory services conducted by the underwriters. For example, clarify whether the underwriters had any role in the identification or evaluation of business combination targets.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 15, 16, 53 and 152 of Amendment No. 1.

9.

Disclose whether Barclays or Citi provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why the underwriters were waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that Barclays and Citi had performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 15, 16, 52, 53, 123 and 152 of Amendment No. 1.

10.

Please tell us whether you are aware of any disagreements with Barclays or Citi regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that the underwriters were to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Barclays and Citi are waiving such fees and disclaiming responsibility for the Form S-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 15, 16, 52, 53, 123 and 152 of Amendment No. 1.

11.

Please provide us with any correspondence between the underwriters and the SPAC relating to the underwriters’ resignation. Provide us with similar correspondence between Piper and Sunenergy and/or the SPAC.

Response:

In response to the Staff’s comment, the Company has provided under separate cover (i) the resignation letter from Barclays to ESGEN, (ii) the deferred discount waiver letter from Barclays to ESGEN and (iii) the deferred discount waiver letter from Citi to ESGEN. The Company also respectfully advises that Sunergy’s communications with Piper were verbal in nature and Sunergy did not have any written correspondence with Piper regarding Piper’s withdrawal from its role as financial advisor to Sunergy with respect to the Business Combination on April 19, 2023.

12.

Please provide us with a letter from the underwriters stating whether each agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with the firms and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If the firms do not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that the firm withdrew from its role as and forfeited its fees, if applicable, and that the firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management.

Response:

The Company respectfully informs the Staff that the Company requested a letter from Barclays and Citi stating whether they agree with the statements made in the Registration Statement related to their resignation and/or deferred discount waiver and, if not, stating the respects in which they do not agree, and has not received a response. As requested by the Staff, we have revised the disclosure on pages 15, 16, 52, 53 and 152 of Amendment No. 1 disclosing that neither Barclays nor Citi has expressed agreement or disagreement with the risks or conclusions stated in the Registration Statement that are associated with their roles. Accordingly, no inference should be drawn that Barclays or Citi agrees with the disclosure regarding its resignation and/or deferred discount waiver or any other portion of the Registration Statement. Further, in response to the Staff’s comment, the Company undertakes that it will not speculate in Amendment No. 1 or make any public statements about the reasons why Barclays and Citi resigned and/or waived their respective deferred discount fee after doing substantially all of the work to earn their respective fees.

13.

Please revise to clarify Cohen’s role regarding the business combination and related agreements, given your disclosure on page 137 that Cohen was engaged as financial advisor, yet Houlihan provided the fairness opinion.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 144 of Amendment No. 1 to clarify that, though Cohen was engaged as a financial advisor for the Business Combination, such engagement did not include the delivery of a fairness opinion.

14.

We note from the first page of Annex K that ESGEN had discussions with Sunergy and Houlihan Capital, LLC regarding the Sunergy’s financial projections. If your board was provided, reviewed and considered these projections please revise to disclose the projections and all material assumptions underlying them and how your board considered them. Also revise to discuss when the projections were prepared, who prepared them and when they were provided during the course of negotiations.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that no Sunergy financial projections were provided to, reviewed by, or considered by the Company’s Board, and nor were any such projections utilized by Houlihan in the preparation of their fairness opinion.

15.

The discussion of the risks related to your Up-C structure, the Tax Receivable Agreement and the resulting redirection of cash flows to the pre-business combination owners should be enhanced and given more prominence in your prospectus. Please revise your prospectus cover page to disclose that the TRA confers significant economic benefits to the pre-business combination owners, redirects cash flows to the TRA participants at the expense of the rest of your shareholders, and materially affects your liquidity. Please ensure that your revised disclosure states clearly that you expect the payments to be substantial and that the arrangement will reduce the cash provided by the tax savings that would otherwise have been available to you for other uses. Because the arrangement could be considered a windfall for the pre-business combination owners, your disclosure should quantify the range of payments associated with agreement.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 25, 113, 114, 115, 179, 180 and 182 of Amendment No. 1.

16.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response:

We respectfully acknowledge the Staff’s comment and confirm that our sponsor itself is not, nor is it “controlled” for CFIUS purposes by or has substantial ties with, a non-U.S. person.

Cover Page

17.

We note your disclosure shareholders should be aware that Barclays has resigned from its role as underwriter in connection with the business combination. We also note your disclosure that Citi terminated and waived any rights to receive deferred underwriting commissions. Please disclose on the cover page Citi’s resignation.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of Amendment No. 1.

Interests of ESGEN Directors and Officers and the Sponsor in the Business Combination, page 45

18.

We note the disclosure on page 47 that the SPAC sponsor/affiliate “may” purchase SPAC securities in the open market and vote the securities in favor of approval of the business combination transaction. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

Response:

The Company informs the Staff that no repurchases, if any, will be made by a “covered person” (as defined in Rule 14e-5) prior to the redemption deadline at a price in excess of the applicable redemption price. The Company believes that this interpretation of Rule 14e-5 is consistent with the investor protection purposes of Rule 14e-5 in the context of SPAC redemptions. It is the Company’s belief that limiting the scope of Rule 14e-5 to purchases or arrangements to purchase (as defined therein) made at a price in excess of the redemption price is consistent with the investor protection purposes of Rule 14e-5 in the context of SPAC redemptions.

Notwithstanding the prior statement, the Company affirms that the Initial Shareholders, Sunergy, and/or its affiliates have no current intention to purchase shares and/or warrants from investors or enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Business Combination Proposal.

Risk Factors

We depend on a limited number of suppliers of solar energy system components..., page 66

19.

We note your risk factor that your supply chain may be impacted by the COVID-19 pandemic and Russia’s war against Ukraine. We also note the effect you mention of the UFLPA. Revise to specifically explain and quantify the impact of each of these events. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 70, 71, 72 and 76 of Amendment No. 1.

Our rebranding and rebranding strategy following the Business Combination..., page 78

20.

We note your disclosure regarding your rebranding strategy. In the appropriate section, please elaborate on your rebranding strategy and explain what you mean by “we intend to rebrand our offerings.” Also explain the “substantial costs” involved.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 82 of Amendment No. 1 to clarify that the Company solely intends to change its name and does not expect substantial costs to be involved.

Inflation could result in decreased value from future contractual payments..., page 82

21.

We note your risk factor indicating that inflation could adversely affect your costs. Please update this risk factor in future filings if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. Revise your similar disclosures on pages 274 and 291 and quantify the impact you mention.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 86, 87, 287 and 305 of Amendment No. 1.

We have suppliers that are based or manufacture the products we sell..., page 82

22.

We note your disclosure on pages 67, 83 and 275 regarding Russia’s invasion of Ukraine. Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia’s invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to Companies Regarding Disclosures Pertaining to Russia’s Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May 2022.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 71, 76, 87, 88 and 288 of Amendment No. 1.

Increases in the cost or reduction in supply..., page 86

23.	Revise to clarify whether the tariffs and other regulatory measures you discuss have had or are expected to have a material impact on Sunenergy’s operations and financial condition.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 93 of Amendment No. 1.

On April 3, 2023 and April 12, 2023, Barclays and Citi..., page 118

24.

Please revise your disclosure to highlight for investors that the underwriter’s withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that the underwriters were previously involved with the transaction.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 15, 52, 123 and 152 of Amendment No. 1.

The Business Combination Agreement

Background of the Business Combination

Negotiations with Sunergy, page 139

25.	Please revise your disclosure in this section to explain how ESGEN representatives determined the initial $500 million enterprise value proposed to Sunenergy.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 146 of Amendment No. 1.

26.

We note your disclosure that Sunergy and ESGEN agreed to set the enterprise value at $525 million and the consideration payable to Sunergy equityholders was to be valued at $410 million. Please revise to disclose all material factors that the ESGEN Board relied upon in agreeing to the valuation, including any material analysis performed in connection with the valuation. Explain the quantitative factors regarding why the enterprise value increased and the consideration payable to Sunergy equityholders was decreased from what was initially discussed.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 150 of Amendment No. 1.

The ESGEN Board’s Reasons for Approval of the Business Combination, page 152

27.	Please expand to describe the financial analyses mentioned in the second bullet on page 153 and the “materials provided by Sunenergy.”

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 160 of Amendment No. 1.

Interests of ESGEN Directors and Officers and the Sponsor in the Business Combination, page 190

28.

Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 28, 29, 30, 48, 49, 118, 119, 198, 199, 279 and 280 of Amendment No. 1.

29.

Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 28 and 142 of Amendment No. 1.

30.

Please expand your disclosure regarding the sponsor’s ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 29, 48, 118, 198 and 279 of Amendment No. 1.

Accounting for the Business Combination, page 240

31.

We note in multiple locations throughout your document that you characterize the merger between ESGEN Acquisition Corporation and Sunergy Renewables, LLC as a transaction between entities under common control. It is unclear how you have reached this conclusion, as it appears Sunergy does not control ESGEN prior to the consummation of the transaction, nor were the two companies under common ownership or control. Tell us why the transaction is not a reverse recapitalization, whereby ESGEN should be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination would be treated as the equivalent of Sunergy issuing stock for the net assets of ESGEN, accompanied by a recapitalization. Please modify your transaction accounting disclosures throughout the document accordingly, or otherwise describe to us in detail the relationship between Sunergy and ESGEN prior to the business combination that supports of your common control conclusion.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosures on pages 249, 250, 260, 261, 302, 303 and 304.

Employment Agreements, page 301

32.	Please file the employment agreements identified in the last paragraph of this section. Refer to Item 601(b)(10)(iii) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment. The requested employment agreements between the three named executive officers and ESGEN have not yet been negotiated or entered into. Once the relevant parties have reached an agreement on the terms of such employment agreements and the agreements are signed, the employment agreements for the three named executive officers will be filed. Such agreements will then become effective at the closing of the Business Combination.

Management of New PubCo Following The Business Combination, page 303

33.

Please revise your disclosure regarding the background and history of your executive officer and director to comply with Item 401(e)(1) of Regulation S-K. Specifically, revise your disclosure to describe the business experience, principal occupations and employment, of each executive officer and director during the past five years, including the dates and duration of their employment.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 318 and 319 of Amendment No. 1.

Beneficial Ownership, page 308

34.	Please identify in the footnotes to the table the natural persons who exercise voting and/or investment control over the securities held by Sea Otter Advisors LLC.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 324 of Amendment No. 1.

Exclusive Forum, page 326

35.

Please update this section to disclose whether the exclusive forum provision applies to the Exchange Act. We note your risk factor on page 106 that the exclusive forum provision will not apply to the Exchange Act. Please ensure the proposed charter makes clear whether the exclusive forum provision applies to the Exchange Act or tell us how you will inform investors.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 112, 341 and B-6 of Amendment No. 1.

Note 3. Summary of Significant Accounting Policies

Earnings Per Share, page F-54

36.

We note the disclosure of how you calculate basic and diluted earnings per share for the reporting periods. Please revise the statements of operations on page F-46 to correctly calculate your EPS amount for the three months ended June 30, 2023 in accordance with that policy. Otherwise, revise this note to explain how the amount is calculated and is consistent with the guidance in ASC 260, and include a table to show your calculations.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-46 of Amendment No. 1.

Exhibits

37.	Please file the merger agreement between Sunergy Solar LLC and Sun First Energy, LLC. Refer to Item 601(b)(2)(i) of Regulation S-K or advise why such agreement is not required to be filed.

Response:

The Company acknowledges the Staff’s comment and has filed the Contribution Agreement, dated as of October 1, 2021, by and among Anton Hruby, Gianluca Guy, JKae Holdings, LLC, Clarke Capital, LLC, White Horse Energy, LC and Sunergy Renewables, LLC as Exhibit 2.2 to Amendment No. 1.

38.	Please file the list of subsidiaries for Sunergy Renewables, LLC. Refer to Item 601(b)(21) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has filed the list of subsidiaries of Sunergy Renewables LLC as Exhibit 21.2 to Amendment No. 1.

39.	Please file as an exhibit your supply agreement with Greentech.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Sunergy does not have a supply agreement with Greentech. Rather, Sunergy executed a simple credit application with Greentech containing repayment terms described on page 287 of the Registration Statement. Sunergy acquires products from Greentech pursuant to purchase orders and invoices as needed using its credit. The Company also notes that, while Sunergy does buy the majority of its equipment through Greentech, Sunergy believes that if its relationship with Greentech were terminated, it could readily obtain supplies from other distributors of the same or similar equipment, though in some locations replacement distributors may take some time to develop efficient logistics with respect to shipping equipment directly to job sites.

We respectfully request the Staff’s assistance in completing the review of Amendment No. 1 as soon as possible. Should you have any questions relating to any of the foregoing, please contact Julian J. Seiguer or Ieuan A. List at (713) 836-3334 or (512) 355-4375, respectively.

Sincerely, ESGEN ACQUISITION CORPORATION

/s/ Nader Daylami
Name:	Nader Daylami
Title:	Chief Financial Officer

cc:	Andrejka Bernatova (Chief Executive Officer, ESGEN Acquisition Corp.)
Nader Daylami (Chief Financial Officer, ESGEN Acquisition Corp.)
Julian J. Seiguer, P.C. (Kirkland & Ellis LLP)
Ieuan A. List (Kirkland & Ellis LLP)